LF Capital Acquisition Corp. II

1909 Woodall Rodgers Freeway, Suite 500

Dallas, TX 75201

November 12, 2021

VIA EDGAR AND E-MAIL

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	LF Capital Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-260541

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LF Capital Acquisition Corp. II (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-260541) be accelerated by the U.S. Securities and Exchange Commission to 4:00 PM Eastern Time on November 16, 2021, or as soon as possible thereafter.

* * * * *

The Company hereby authorizes Thomas Friedmann and Kayla DeLeon of Dechert LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Friedmann at (617) 728-7120 or Ms. DeLeon at (215) 994-2467 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

LF Capital Acquisition Corp. II

By:	/s/ Scott Reed
Name:	Scott Reed
Title:	President, Chief Executive Officer

cc:	Dechert LLP
Thomas Friedmann
Kayla DeLeon

LF Capital Acquisition Corp. II
Scott Reed
Elias Farhat

[Signature Page to Acceleration Request]